[redacted]

07022938

RECEIVED

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	23/04/2007
No. of pages including this one	2

SUPPL

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

Please find attached a press release from Erste Bank, announcing changes to the management board of BCR

dw 4/26

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

ERSTE BANK

INVESTOR INFORMATION

Vienna, 23 April 2007

Changes in the Management Board of Banca Comerciala Romana (BCR)

During today's Annual General Meeting of Shareholders of Banca Comerciala Romana (BCR), Manfred Wimmer was appointed as the 7th Management Board Member of BCR[1].
Mr. Wimmer, who as well as being Head of Group Architecture and Strategic Group Development of Erste Bank Group is currently vice-chairman of the Supervisory Board of BCR, will be responsible for the process of integrating BCR into Erste Bank Group. He joins the Management Board of BCR in order to fulfill the requirement of Romanian Company Law for Executive Committees to have an uneven number of members.

While retaining his position as Head of Group Architecture and Strategic Group Development, Mr. Wimmer will dedicate a significant part of his activities to coordinating the interaction and communication between the executive teams of BCR and Erste Bank.

"*My role at BCR has always been to coordinate the integration of the bank into the Erste Bank Group. Being part of the daily life at BCR will further support this process*", stated Wimmer.

Andreas Treichl remains Chairman of the Supervisory Board of BCR. Peter Kisbenedek, already a member of the Supervisory Board will replace Manfred Wimmer as vice-chairman. Bernhard Spalt, Chief Risk Officer of Erste Bank, Herbert Juranek, the Head of Group IT at Erste Bank and Daniel Daianu, currently professor at the Economic University of Bucharest, complete the five Erste Bank representatives on the BCR Supervisory Board.

Manfred Wimmer, born in 1956, has held a number of senior management positions at Erste Bank since joining in 1998 and played a major role in Erste Bank's expansion into the CEE. Prior to Erste Bank, Wimmer was head of the worldwide financial institutions business at Creditanstalt Bankverein.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

[1] The appointment is subject to approval of the Romanian National Bank.

ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2007 APR 25 A 6:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten
Transmission consists of

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page(s) including this.

Nachricht/Message

SUPPL

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **08.01.2007**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 23 April 2007

Changes in the Management Board of Banca Comerciala Romana (BCR)

During today's Annual General Meeting of Shareholders of Banca Comerciala Romana (BCR), Manfred Wimmer was appointed as the 7th Management Board Member of BCR[1].
Mr. Wimmer, who as well as being Head of Group Architecture and Strategic Group Development of Erste Bank Group is currently vice-chairman of the Supervisory Board of BCR, will be responsible for the process of integrating BCR into Erste Bank Group. He joins the Management Board of BCR in order to fulfill the requirement of Romanian Company Law for Executive Committees to have an uneven number of members.

While retaining his position as Head of Group Architecture and Strategic Group Development, Mr. Wimmer will dedicate a significant part of his activities to coordinating the interaction and communication between the executive teams of BCR and Erste Bank.

"*My role at BCR has always been to coordinate the integration of the bank into the Erste Bank Group. Being part of the daily life at BCR will further support this process*", stated Wimmer.

Andreas Treichl remains Chairman of the Supervisory Board of BCR. Peter Kisbenedek, already a member of the Supervisory Board will replace Manfred Wimmer as vice-chairman. Bernhard Spalt, Chief Risk Officer of Erste Bank, Herbert Juranek, the Head of Group IT at Erste Bank and Daniel Daianu, currently professor at the Economic University of Bucharest, complete the five Erste Bank representatives on the BCR Supervisory Board.

Manfred Wimmer, born in 1956, has held a number of senior management positions at Erste Bank since joining in 1998 and played a major role in Erste Bank's expansion into the CEE. Prior to Erste Bank, Wimmer was head of the worldwide financial institutions business at Creditanstalt Bankverein.

END

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

[1] The appointment is subject to approval of the Romanian National Bank.